medicure

First Quarter Report

For the period ending August 31, 2006

Growing

TO NEW HEIGHTS

This report contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

Message to Shareholders, October 2006

Chairman’s Message to Shareholders
Medicure’s first quarter of fiscal 2007 was highlighted by the acquisition of the U.S. rights to AGGRASTAT®. AGGRASTAT®, Medicure’s first commercial product, provides the Company with immediate revenues and significant opportunity for future growth. AGGRASTAT’s® acute cardiovascular application is highly complementary to our lead clinical compound MC-1. We recently launched our sales and marketing organization in the U.S. to support AGGRASTAT . We believe AGGRASTAT will increase awareness of Medicure among target physicians and surgeons in the U.S., which will be an advantage for us upon commercialization of MC-1 within the acute cardiovascular market. We were also pleased to announce that Duke Clinical Research Institute (DCRI) and Montreal Heart have agreed to lead MC-1’s pivotal Phase III coronary artery bypass graft (CABG) study, MEND-CABG II. The initiation of enrollment in MEND-CABG II and the launch of the sales and marketing effort for AGGRASTAT® are both near term milestones for the Company. I am pleased to review our accomplishments from this past quarter and my enthusiasm for what lies ahead.

Duke and Montreal Heart to Lead MEND-CABG II Study
The announcement that DCRI and Montreal Heart Institute (MHI) have agreed to lead the Phase III CABG study with MC-1 continues Medicure’s long standing relationships with both of these leading cardiovascular research centres. This study, titled MEND-CABG II, will enroll up to 3,000 CABG patients from over 120 sites throughout North America and Europe. The principal investigators for MEND-CABG II will be Dr. Robert Harrington, Professor of Medicine, and Director of Cardiovascular Clinical Trials at DCRI and Dr. Michel Carrier, Director of Cardiovascular Surgery Program at MHI. Dr. Harrington and Dr. Carrier are recognized worldwide for their leadership and expertise in cardiovascular clinical research, and we have benefited from their experience in the design of MEND-CABG II. We anticipate beginning enrollment in MEND-CABG II before the end of November 2006.

Acquisition of AGGRASTAT®
During the quarter we announced the acquisition of the exclusive U.S. rights to AGGRASTAT Injection (tirofiban hydrochloride) from MGI PHARMA, INC. AGGRASTAT , a glycoprotein (GP) IIb/IIIa inhibitor, is used for the treatment of acute coronary syndrome (ACS) including unstable angina and non-Q-wave myocardial infarction. This acquisition was strategic for Medicure because AGGRASTAT gives the Company immediate revenues and it is a product with considerable sales growth potential.

Under the terms of the agreement, Medicure acquired AGGRASTAT from MGI PHARMA, INC. for proceeds of US$19 million plus the purchase of existing inventory, and will make certain royalty payments to Merck based on net sales of AGGRASTAT in the U.S. To finance the acquisition, the Company entered into a senior secured term loan totaling US$15.84 million, repayable over 42 months, with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation.

Merck & Co., Inc. Acquires Right of First Refusal on MC-1/AGGRASTAT® Combination
In conjunction with the AGGRASTAT® acquisition we announced that Merck had acquired the non-North American right of first refusal on future product opportunities combining MC-1 with AGGRASTAT®. Merck, the original developers of AGGRASTAT®, maintain rights to AGGRASTAT® outside the U.S., including Europe where sales were approximately US$88 million in 2005. We see a market opportunity in combining AGGRASTAT with MC-1 for specific cardiovascular applications, and continue to advance partnering discussions related to this product opportunity.

New Appointment to Board of Directors
During the quarter we announced that Kishore Kapoor, CA had joined the Medicure board of directors. Mr. Kapoor is presently a director of MTS, a public company listed on the Toronto Stock Exchange. From November 2003 to June 2005, Mr. Kapoor was Executive Vice-President Corporate Development of Loring Ward International Ltd., which was formed to hold the U.S. operations of Assante Corporation. As one of the founders of Assante Corporation, Mr. Kapoor was its Executive Vice-President Corporate Development from March 1994 to November 2003. Prior to founding Assante Corporation, Mr. Kapoor was a tax partner with KPMG LLP. In his 14 years with

KPMG LLP, he specialized in offering clients advice on tax, corporate finance, mergers and acquisitions, and development of corporate strategy in a wide range of industries, including those in the biotechnology sector.

Two New Vice Presidents Added to Senior Management
During the quarter we announced Jan-Ake Westin had been appointed as Medicure’s Vice President of Clinical Development. Mr. Westin possesses extensive clinical trial management experience, including senior management positions with clinical research organizations (CROs) i3 Research and Innovus Research Inc. Mr. Westin also has extensive pharmaceutical experience, including senior clinical research and director level roles with Astra Pharma Inc., Pharmacia & Upjohn Inc., and Pfizer/Pharmacia Corporation. Mr. Westin will lead Medicure’s MEND-CABG II team, while working closely with DCRI and MHI on the implementation of this Phase III study.

We also announced during the quarter that Charles Gluchowski, PhD., had been appointed as Medicure’s Vice President of Research and Development. Dr. Gluchowski has held executive and senior scientific positions with several established and start-up life sciences companies including; Allergan, Inc., Synaptic Pharmaceutical Corp. (now part of Lundbeck), RiboGene, Questcor Pharmaceuticals, Inc., Ceretek, LLC, and most recently CTI Molecular Imaging (now part of Siemens).

Outlook
Our highest priority remains MC-1 and its clinical development. The market opportunity and medical need that MC-1 would meet is in our opinion one of the most significant of any cardiovascular product in late stage clinical development today. With the imminent initiation of the MEND-CABG II study we move one step closer to our goal of the successful commercialization of MC-1. We also continue to be optimistic that we will secure a partnering agreement to support the Phase III clinical development and commercialization of MC-1.

I want to take this opportunity to thank all of our dedicated shareholders for their continued support of Medicure. I look forward to sharing our progress with you throughout the fiscal year.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

October 3, 2006

Management’s Discussion & Analysis of Financial Condition and Results of Operations
For The Three Month Period Ended August 31, 2006

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management’s Discussion and Analysis and financial statements contained in our 2006 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31.

Overview
Medicure Inc. is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Status
AGGRASTAT®	Acute Coronary Syndrome	Currently marketed
MC-1	Coronary Artery Bypass	Phase II complete
Graft Surgery
MC-1	Acute Coronary Syndrome	Phase II complete*
MC-1	Stroke	Phase I complete
MC-4232	Diabetes/Hypertension	Phase II complete
MC-4262	Metabolic Syndrome/Hypertension	Phase I complete

* Completed MEND-1 angioplasty study, but intend to develop for related indication of ACS.

On August 8, 2006, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). AGGRASTAT® was not being actively promoted at the time of acquisition. The Company plans to launch product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization into the second quarter of fiscal 2007. AGGRASTAT® is complementary to the Company’s cardiovascular strategy and provides the Company with a presence in the marketplace.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase II MEND-1 and MEND-CABG studies demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty and bypass surgery, respectively.

The Company's second product candidate, MC-4232, is a novel combination drug for the treatment of patients with coexisting diabetes and hypertension. The coexisting conditions present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 combines MC-1's cardioprotective properties with the ACE Inhibitor, lisinopril, one of the most common forms of hypertensive therapy. The results from the Phase II clinical trial, MATCHED, demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

The Company has also initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition.

In parallel to the development of these clinical candidates, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

Critical Accounting Estimates and Changes in Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material measurement differences to generally accepted accounting principles in the United States (“US GAAP”) is presented in note 12 to the unaudited consolidated financial statements for the three month period ended August 31, 2006. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, inventories, research and development, the assessment of net recoverable value of intangible assets, refundable investment tax credits and stock-based compensation.

Revenue recognition
The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance and when no significant contractual obligations remain. Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue. Interest income is recognized as earned.

Inventories
Inventories of raw materials and packaging materials are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first-in, first-out method.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Intangible assets
Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or its economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Technology licenses, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies. On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the ongoing development plans. Management has reviewed the carrying value of its intangible assets and no adjustment was made to the capitalized costs.

Refundable investment tax credits
The Company incurs research and development expenditures, which are eligible for refundable investment tax credits. The investment tax credits are based on management's estimates of amounts to be recovered. As the investment tax credits are subject to audit by the taxation authorities, the actual amounts received may vary materially from the estimate recognized. Any adjustments to amounts accrued are recognized as determinable.

Stock-based compensation
The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the three month period ended August 31, 2006, the Company recorded stock compensation expense of $185,000 (three month period ended August 31, 2005 $89,000).

Recent Accounting Pronouncements Issued But Not Yet Adopted

Comprehensive Income, Equity & Financial Instruments - Recognition and Measurement

In April 2005, the CICA issued new Handbook Sections: Section 1530, “Comprehensive Income”; Section 3251, “Equity”; and Section 3855, “Financial Instruments-Recognition and Measurement,” for annual and interim periods beginning on or after October 1, 2006. Early adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004.

Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements of Section 1530. Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished.

These new accounting standards for Canadian GAAP will converge more closely with the US GAAP as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income. The Company will adopt these new handbook sections commencing June 1, 2007. However, a number of Canadian and US GAAP differences will continue to exist. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Selected Financial Information
The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$ except per share data)	August 31, 2006	May 31, 2006	February 28, 2006	November 30, 2005
Revenue and other income	669	167	61	35
Net loss	(3,246)	(2,479)	(2,718)	(3,538)
Loss per share	(0.03)	(0.03)	(0.04)	(0.05)
	August 31, 2005	May 31, 2005	February 28, 2005	November 30, 2004
Revenue and other income	37	61	130	97
Net loss	(3,872)	(4,804)	(3,820)	(3,627)
Loss per share	(0.06)	(0.07)	(0.06)	(0.05)

The increase in the quarterly loss for the three month period ended August 31, 2006 as compared to the three month period ended May 31, 2006 was primarily the result of increased clinical activities associated with the MEND-CABG II study, which is expected to commence in the second quarter of fiscal 2007. In addition, the Company incurred higher selling, general and administrative expenses as a result of the acquisition of AGGRASTAT®, the Company’s first commercial product. The Company’s decreasing quarterly losses in the previous three fiscal quarters relates primarily to the completion of the Phase II MATCHED and MEND-CABG clinical trials in September 2005 and April 2006 respectively.

Results of Operations

Revenue
The change in revenue for the three month periods ended August 31, 2006 and 2005 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Product sales, net	280	-	280

The Company began recognizing revenue for AGGRASTAT® effective August 9, 2006, the date following its acquisition. AGGRASTAT® sales had declined in recent years due to a lack of focused sales and marketing efforts and patient demand. The Company plans to launch product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization in the second quarter of fiscal 2007.

Cost of goods sold
The change in cost of goods sold for the three month periods ended August 31, 2006 and 2005 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Cost of goods sold	9	-	9

Cost of goods sold will vary from quarter to quarter, depending on the product mix and production costs.

Selling, general and administrative
Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The change in selling, general and administrative expenditures for the three month periods ended August 31, 2006 and August 31, 2005 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Selling, general and administrative	1,161	537	624
expenditures

Selling, general and administrative expenditures increased during the three month period ended August 31, 2006 as compared to the same period in fiscal 2006 primarily due to costs associated with the acquisition of AGGRASTAT®, increased business development activities and stock based compensation expense. The Company plans to launch product sales and marketing efforts for AGGRASTAT® with a targeted, dedicated cardiovascular sales force and medical science liaison organization in the second quarter of fiscal 2007. The Company expects significantly higher levels of selling, general and administrative expenditures for the remainder of the fiscal year ending May 31, 2007 as compared to the same period in fiscal 2006, due to the acquisition of AGGRASTAT® and the resulting field selling expenses and product promotion costs.

Research and Development
Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centres.

The changes in research and development expenditures for the three month period ended August 31, 2006 and 2005 are reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Clinical trial programs	2,259	2,880	(621)
Pre-clinical programs	428	339	89
Other research and development costs	99	78	21
Total Research and Development expenditures	2,786	3,297	(511)

As expected, research and development expenditures were lower in the first quarter of fiscal 2007 as compared to the same period in fiscal 2006 as the Company had two Phase II trials, MEND-CABG and MATCHED ongoing in the previous fiscal year, both of which have since been completed. The majority of clinical expenditures were primarily the result of increased clinical activities associated with the planning for the MEND-CABG II study, which is expected to commence in the second quarter of fiscal 2007.

Clinical Trial Programs

As clinical products move towards commercialization, the investment in clinical development increases significantly. The investment associated with phase III clinical trials is generally substantially greater than that for phase II trials. This results from the increased numbers of clinical sites and patients that are required for phase III trials. The investment in the clinical products is expensed for accounting purposes and is the key driver of the Company’s losses, which are a direct result of advancing programs forward.

MC-1 CABG Program
During the first quarter we continued our clinical development of MC-1 for the treatment of Coronary Artery Bypass Graft (CABG) patients. Significant clinical results for the program are as follows:

The MEND-CABG Study: The study was a Phase II placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company's lead drug in reducing ischemic damage resulting from CABG procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Company reported positive top-line results up to post-operative day (POD) 30 in December 2005. Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated.

The MEND-CABG II Study: The Company expects to initiate a single confirmatory Phase III study in patients undergoing CABG procedures in the second quarter of fiscal 2007. The Company plans to conduct the MEND-CABG II trial at over 120 cardiac centres throughout North America and Europe and it will be managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute and will enroll up to 3,000 patients.

Cost incurred during the current quarter related to planning the MEND-CABG II study including costs associated with protocol development, site identification and contract negotiating, regulatory activity and manufacturing costs.

For the three month period ended August 31, 2006, total expenditures for the MEND-CABG program were $2,208,000 as compared to $2,664,000 for the same period in fiscal 2006.

MC-4232 Program
During the first quarter we continued our clinical development of MC-4232 for the treatment of patients with co-existing diabetes and hypertension. Significant clinical results for the program are as follows:

The MATCHED Study: The study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. The study was designed as a Phase II trial to determine the optimal dose and endpoint for Phase III development of MC-4232. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

Cost incurred during the current quarter related to data analysis and planning for future clinical development. For the three month period ended August 31, 2006, total expenditures for the MC-4232 program were $51,000 as compared to $216,000 for the same period in fiscal 2006.

Based on the positive results, the Company plans to advance the clinical development program of MC-4232.

Preclinical Programs

The objective of the Company’s drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular and cerebrovascular market needs. Novel compounds produced by the medicinal chemistry program have advanced to pre-clinical studies to evaluate their potential for human cardiovascular disease. Promising compounds are advanced into further pre-clinical development towards commercialization and also provide a platform for developing an expanded library of related compounds.

One approach being undertaken is the design and synthesis of modified MC-1 mimetics to address ischemic reperfusion injury. The Company’s library of novel anti-ischemics includes MC-5422, a novel agent that has displayed potent capabilities of reducing damage from ischemic reperfusion. At the same time as the Company’s other anti-ischemics are being screened to evaluate their biological effect, the Company continues pre-clinical studies of MC-5422 with a view to future clinical testing.

The antithrombotic program focuses on the design of compounds to reduce platelet activation, adhesion and aggregation. Preliminary results have shown significant potential for the lead drug candidate in this program, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous antiplatelet and anticoagulant effects, which could be beneficial in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). The Company has announced positive results from preclinical studies involving MC-45308. The studies examined the anticoagulant and antiplatelet activities of MC-45308 in both in vitro and in vivo experiments.

Research and development expenses are expected to increase significantly in the remainder of fiscal 2007 as compared to fiscal 2006. This increase in expenditures is expected to result from increased clinical activity in fiscal 2007, as the Company plans on initiating the Phase III MEND-CABG II study in the second quarter of fiscal 2007. This is a large-scale study of patients, and will cost substantially more than the Phase II trial.

Interest and Other Income
The change in interest and other income for the three month periods ended August 31, 2006 and 2005 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Interest and Other Income	389	37	352

The increase in interest and other income for the current quarter is the result of a higher cash and cash equivalents balance as compared to the same period of the prior fiscal year. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Foreign Exchange Gain/Loss
The change in foreign exchange gain/loss for the three month periods ended August 31, 2006 and 2005 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Foreign Exchange Gain (Loss)	325	(56)	381

The increase in the foreign exchange gain for the current quarter is primarily a result of the strengthening of the U.S. dollar relative to the Canadian dollar during the first two months of the quarter. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars in anticipation of the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study and U.S denominated long-term debt.

Loss for the Period
The consolidated net loss for the three month periods ended August 31, 2006 and August 31, 2005 is reflected in the following table:

	Three Months Ended
(in thousands of CDN$, except per share data)	2007	2006	Increase (Decrease)

Loss for the period	3,246	3,872	(626)

Loss per share	0.03	0.06	(0.03)

As discussed above, the consolidated net loss resulted mainly from costs of the Company’s clinical development programs. The Company expects to incur a loss next year as it continues to invest in product research and development.

Liquidity and Capital Resources
Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the exercise of warrants and stock options, and interest on excess funds held.

Cash used in operating activities for the first quarter of fiscal 2007 was $3,737,000, compared to $4,098,000 for the same period in fiscal 2006. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash and a net change in non-cash working items.

Cash provided by financing activities for the first quarter of fiscal 2007 was $17,223,000, compared to $4,183,000 for the same period in fiscal 2006. The Company secured a US$15,840,000 term loan facility related to the acquisition of AGGRASTAT® during the quarter. In addition, the Company raised $17,000 from the exercise of stock options for the three month period ended August 31, 2006, compared to nil for the three month period ended August 31, 2005.

Cash used in investing activities for the first quarter of fiscal 2007 was $21,589,000, compared to $103,000 for the same period in fiscal 2006. The increase in cash used in investing activities was due to the Company’s acquisition of AGGRASTAT® during the quarter.

At August 31, 2006 the Company had cash and cash equivalents totaling $26,818,000 as compared to $34,920,000 as of May 31, 2006.

These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates. The total number of common shares issued and outstanding at August 31, 2006 was 96,136,465 as compared to 96,046,465 at May 31, 2006.

As at October 3, 2006, the Company had 96,136,465 common shares outstanding and has granted 3,468,361 and 6,706,860 options and warrants, respectively, to purchase common shares.

As at August 31, 2006 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2007	2008- 2009	2010- 2011	Thereafter

Operating Lease Obligations	22	22	-	-	-
Purchase Agreement	3,545	469	2,322	754	-
Commitments
Long-term debt	17,508	-	12,733	4,775	-
Total	21,075	491	15,055	5,529	-

Commitments
The Company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:

2007	$22,000

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third parties.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the three month period ended August 31, 2006, the Company incurred an aggregate of $2,529,000 in expenditures under these agreements which is included in research and development expenses in the statement of operations. As at August 31, 2006, the Company is committed to fund up to a further $3,887,000 related to clinical research agreements with clinical research organizations (CROs) and clinical sites. The contracts with the CROs are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The Company is also liable for the payment of certain pass through costs. As part of these trials, the Company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. In addition, the Company has committed to fund a further $36,446,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

As at August 31, 2006, the Company has provided a research advance of $200,000 (May 31, 2006 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

Guarantees
The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties
The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 4.75% on net sales. To date, no royalties are due and/or payable.

Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5-20% of net sales as defined in the license agreement. To date, no royalties are due and/or payable.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts as at August 31, 2006.

Related Party Transactions
During the three month periods ended August 31, 2006 and 2005 the Company paid companies controlled by a director, a total of $69,000 and $63,000, respectively, for office rent, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook
The Company expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs and the Company’s launch of the sales and marketing efforts of AGGRASTAT® in the second quarter of fiscal 2007. Research and development expenses are expected to increase in the remainder of fiscal 2007 as compared to the same period in fiscal 2006. This increase in expenditures is expected to result from increased clinical activity as the Company plans to initiate the Phase III MEND-CABG II study in the second quarter of fiscal 2007. In addition, selling, general and administrative expenses are expected to significantly increase in the remainder of fiscal 2007 mainly as a result of the acquisition and the Company’s launch of AGGRASTAT®.

It continues to be the Company’s plan to explore partnership opportunities for the clinical development and commercialization of MC-1. Such a partnership would provide funding for clinical development (most specifically Phase III) and a license agreement for the sale and distribution of the Company’s lead product in return for milestone payments and product royalties.

The Company believes it has sufficient resources to fund operations into fiscal 2008. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the revenues generated and expenses resulting from the Company’s launch of AGGRASTAT®, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

Depending upon the results of the Company’s launch of AGGRASTAT®, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. The Company does not presently know of any factors that would indicate that a change in strategy is needed in the next year.

The Company’s strategic focus in fiscal 2007 will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, launch sales and marketing efforts of AGGRASTAT®, and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. In August 2006, the Company entered into a term loan financing facility totalling approximately US$15.84 million with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation (the “Credit Facility”). Under the Credit Facility, the Company’s lenders require that a minimum amount of additional working capital be raised by the Company by March 31, 2007, through a collaborative partnership or equity issuance.

Additional Information
Additional information regarding the Company, including the Company’s Annual Report on Form 20-F, can be obtained on SEDAR (www.sedar.com).

Risks and Uncertainty
With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products.

In the near-term, a key driver of revenues will be our ability to successfully launch, and achieve market penetration of AGGRASTAT®. At the present time we are unable to estimate the level of revenues that we will realize from sales of AGGRASTAT® or from the other products that we may successfully develop and commercialize. We are therefore unable to estimate when we will achieve profitability, if at all.

The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future and its ability to meet its obligations under outstanding debt financing arrangements will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements and information which may not be based on historical fact, including without limitation statements containing the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2006, which can be obtained on SEDAR (www.sedar.com).

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	August 31,	May 31,
	2006	2006
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$26,818,119	$34,920,433
Accounts receivable (note 4)	795,773	458,424
Inventories (note 5)	841,739	–
Research advance	200,000	200,000
Prepaid expenses	659,882	262,716
	29,315,513	35,841,573

Property and equipment	54,107	50,663
Intangible assets (note 7)	24,370,680	2,921,841
Deferred debt issue expenses	551,147	–
	$54,291,447	$38,814,077

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,657,842	$1,644,339
Current portion of long-term debt (note 8)	1,591,632	–
	4,249,474	1,644,339

Long-term debt (note 8)	15,916,320	–

Shareholders’ equity:
Capital stock (note 6):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
96,136,465 common voting shares
(May 31, 2006 – 96,046,465)	81,255,734	81,226,634
Contributed surplus	2,243,165	2,070,670
Deficit	(49,373,246)	(46,127,566)
	34,125,653	37,169,738

	$54,291,447	$38,814,077

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

Three months ended

	August 31,	August 31,
	2006	2005

Revenue:
Product sales, net	$279,987	$–

Expenses:
Cost of goods sold	9,494	–
Selling, general and administrative	1,160,599	537,072
Research and development (note 9)	2,785,522	3,297,078
Amortization	136,574	19,003
	4,092,189	3,853,153

Other expenses (income):
Interest and other income	(389,439)	(37,173)
Interest expense	148,350	–
Foreign exchange loss (gain)	(325,433)	55,639
	(566,522)	18,466

Loss for the period	(3,245,680)	(3,871,619)

Deficit, beginning of period	(46,127,566)	(33,520,492)

Deficit, end of period	$(49,373,246)	$(37,392,111)

Basic and diluted loss per share	$(0.03)	$(0.06)

Weighted average number of common shares used in
computing basic and diluted loss per share	96,068,748	67,562,220

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

Three months ended

	August 31,	August 31,
	2006	2005

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,245,680)	$(3,871,619)
Adjustments for:
Amortization of property and equipment and
intangible assets	136,573	19,003
Amortization of deferred debt issue expenses	9,912	–
Stock-based compensation	184,813	89,316
Change in the following:
Accounts receivable	(337,349)	(1,495)
Prepaid expenses	(397,166)	249,267
Inventories	(841,739)	–
Accounts payable and accrued liabilities	1,013,503	(582,809)
Unrealized foreign exchange gain
on long-term debt	(259,733)	–
	(3,736,866)	(4,098,337)

Investing activities:
Acquisition of property and equipment	(12,035)	(3,726)
Intangible assets	(21,576,863)	(99,011)
	(21,588,898)	(102,737)

Financing activities:
Issuance of common shares and warrants, net of share issue costs	16,781	4,183,256
Proceeds from issuance of long-term debt, net of debt issue
expenses	17,206,669	–
	17,223,450	4,183,256

Increase (decrease) in cash and cash equivalents	(8,102,314)	(17,818)

Cash and cash equivalents, beginning of period	34,920,433	7,590,918

Cash and cash equivalents, end of period	$26,818,119	$7,573,100

Supplementary information:
Non-cash transaction:
Value assigned to placement agent’s stock-based
compensation related to August 19, 2005 private
placement	$–	$42,758

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

1.	Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2006 The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP") except as described in note 12 to the consolidated financial statements. These statements should be read in conjunction with the May 31, 2006 audited financial statements.

The current period’s financial statements include the operations of the Company for the three month period ended August 31, 2006.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Nature of operations:

The Company is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company is in the research and development phase of its lead clinical products, MC-1 and MC-4232. In August 2006, the Company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). The Company plans to launch product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization.

Prior to the acquisition of AGGRASTAT®, the Company had no products in commercial production or use. As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

3.	Significant accounting policies:

All accounting policies are the same as described in note 2 of the Company’s audited consolidated financial statements for the year ended May 31, 2006, with the exception of the following accounting policies adopted by the Company since this date:

(a)	Revenue recognition

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance, and when no significant contractual obligations remain. Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue. Interest income is recognized as earned.

(b)	Inventories

Inventories of raw materials and packaging materials are valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first-in, first-out method.

(c)	Foreign currency translation

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the period.

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

4.	Accounts Receivable

	August 31,	May 31,
	2006	2006

Trade accounts receivable	$277,252	$–
SR&ED taxes receivable	237,000	237,000
Interest receivable	242,607	189,936
Other	38,914	31,488

	$795,773	$458,424

The Company believes that there is no unusual exposure associated with the collection of these accounts receivable. As at August 31, 2006, the trade accounts receivable includes amounts from four customers which represent approximately 43% (May 31, 2006 – nil) of the Company’s total accounts receivable.

5.	Inventories:

	August 31,	May 31,
	2006	2006

Raw materials and packaging materials	$366,515	$–
Finished goods	475,224	–

	$841,739	$–

6.	Capital stock:

(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

6.	Capital stock (continued):

(b)	Shares issued and outstanding are as follows:

	Number of shares	Amount

Common shares:

Balance at May 31, 2005	66,826,660	$39,864,296

Private placement for cash on August 19, 2005
net of share issue costs of $545,544	5,205,500	4,139,406
Public offering for cash on January 4, 2006
net of share issue costs of $1,154,850	7,750,000	10,857,650
Private placement for cash on May 9, 2006
net of share issue costs of $2,373,792	16,000,000	25,959,800
Exercise of options for cash	264,305	405,482
Balance at May 31, 2006	96,046,465	$81,226,634

Exercise of options for cash	90,000	90,319
Additional share issue costs related to May 9,
2006 private placement	–	(61,219)

Balance at August 31, 2006	96,136,465	$81,255,734

(c)	Contributed surplus:

Balance, May 31, 2005	$996,301

Options granted	1,184,800
Placement agent’s warrants granted	42,758
Options exercised – transferred to capital stock	(153,189)
Balance, May 31, 2006	2,070,670

Options granted	184,813
Options exercised - transferred to capital stock	(12,318)

Balance, August 31, 2006	$2,243,165

(d)	Options:

The Company has a Stock Option Plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 7,200,000 common shares of the Company at any time. The stock options are subject to vesting over a period of up to three years.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

6.	Capital stock (continued):

A summary of the Company’s Stock Option Plan is as follows:

Three months ended August 31, 2006			Year ended May 31, 2006
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of
period	3,300,028	$1.41	2,372,333	$1.17
Granted	280,000	1.77	1,308,000	1.76
Exercised	(90,000)	0.87	(264,305)	0.96
Cancelled or expired	(21,667)	1.14	(116,000)	1.32
Balance, end of period	3,468,361	$1.45	3,300,028	$1.41

Options exercisable, end
of period	2,004,685		1,709,685

	August 31,	May 31,
	2006	2006

Weighted average fair value per unit of options granted during the period at market value on grant date	$1.16	$1.27
Weighted average fair value per unit of options granted during the period at above market value on grant date	–	0.34

The table above includes 30,000 options granted to employees, of which $717 was charged to contributed surplus in the three month period ended August 31, 2006.

Options outstanding at August 31, 2006 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.75 – 1.95	3,218,361	5.2 years	$ 1.37	1,754,685
2.20 – 2.75	250,000	3.8 years	2.53	250,000

	3,468,361	5.1 years	$ 1.45	2,004,685

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

6.	Capital stock (continued):

The compensation expense related to stock options granted under the Stock Option Plan during the three month periods ended August 31, 2006 and 2005 aggregated $184,813 and $89,316, respectively. The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	7.0 years
Risk-free interest rate	4.15%
Dividend yield	–
Expected volatility	63.43%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

(e)	Warrants:

				Granted		Granted
Issuee	Original	Value	May 31,	(Exercised)	May 31,	(Exercised)	August 31,
(Expiry date)	granted	per share	2005	(Cancelled)*	2006	(Cancelled)*	2006

629,834 units (June 26, 2005)	629,834	1.00	502,403	(502,403)*	-	-	-

104,110 units (August 19, 2008)	104,110	1.18	-	104,110	104,110	-	104,110

2,602,750 units (August 19, 2010)	2,602,750	1.18	-	2,602,750	2,602,750	-	2,602,750

4,000,000 units (May 9, 2011)	4,000,000	US 2.10	-	4,000,000	4,000,000	-	4,000,000

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

The warrants expiring on May 9, 2011 may be exercised on a cashless basis based on a formula described in the warrant agreement.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

6.	Capital stock (continued):

(f)	Loss per share:

The weighted average number of common shares outstanding for the three month period ended August 31, 2006 and 2005 were 96,068,748 and 67,562,220 respectively. All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

7.	Intangible Assets:

		Accumulated	Net book
August 31, 2006	Cost	amortization	value

Technology license	$22,621,861	$143,703	$22,478,158
Patents	2,053,284	160,762	1,892,522

	$24,675,145	$304,465	$24,370,680

		Accumulated	Net book
May 31, 2006	Cost	amortization	value

Technology license	$1,162,780	$29,470	$1,133,310
Patents	1,935,502	146,971	1,788,531

	$3,098,282	$176,441	$2,921,841

In August 2006, the Company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the U.S. and its territories (Puerto Rico, Virgin Islands, and Guam) from MGI PHARMA Inc. for total cash consideration of US$19,000,000 plus existing inventory, and will make certain royalty payments to Merck & Co., Inc., based on net sales of AGGRASTAT® in the U.S. AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI).

8.	Long-term debt:

In connection with the Company’s acquisition of the licensing rights to AGGRASTAT® in the United States and its territories, the Company obtained a term loan facility totalling US$15,840,000 from Merrill Lynch Capital Canada Inc, a division of Merrill Lynch Business Financial Services Inc., Silicon Valley Bank and Oxford Finance Corporation. The term of the loan facility is over 42 months, with interest due and payable at commencement of the loan payable on the first day of the month at one-month LIBOR plus 6.5% per annum. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly instalments.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

8.	Long-term debt (continued):

Principal repayments over the next four fiscal years are as follows:

2007	$–
2008	6,366,528
2009	6,366,528
2010	4,774,896

The term loan facility is secured by collateral, consisting of all financial, physical, and intangible assets of the Company and its subsidiaries.

9.	Commitments, contingencies and guarantees:

(a)	Commitments

As at August 31, 2006 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations Payment Due By Period
			2008-	2010-
	Total	2007	2009	2011	Thereafter

Operating Lease Obligations	$22,132	22,132	-	-	-
Purchase Agreement Commitments	$3,544,697	$469,292	$2,321,683	$753,722	-
Long-term debt	$17,507,952	-	$12,733,056	$4,774,896	-
Total	$21,074,781	$491,424	$15,054,739	$5,528,618	-

The Company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:

2007	$22,132

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

9.	Commitments, contingencies and guarantees (continued):

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $3,544,697 over the term of the agreement, which expires in fiscal 2010.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the three month period ended August 31, 2006, the Company incurred an aggregate of $2,528,750 in expenditures under these agreements which is included in research and development expenses in the statement of operations. As at August 31, 2006, the Company is committed to fund up to a further $3,887,372 related to clinical research agreements with clinical research organizations (CROs) and clinical sites. The contracts with the CROs are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The Company is also liable for the payment of certain pass through costs. As part of these trials, the Company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. In addition, the Company has committed to fund a further $36,446,475 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

As at August 31, 2006, the Company has provided a research advance of $200,000 (May 31, 2006 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

9.	Commitments, contingencies and guarantees (continued):

made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties

The Company has granted royalties to third parties based on future commercial sales of MC- 1, aggregating up to 4.75 percent on net sales. To date, no royalties are due and/or payable.

Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5-20% of net sales as defined in the license agreement. To date, no royalties are due and/or payable.

10.	Related party transactions:

During the three month periods ended August 31, 2006 and August 31, 2005 the Company paid companies controlled by a director, a total of $68,753 and $62,503, respectively, for office rent, supplies and consulting fees. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	Financial Instruments:

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts as at August 31, 2006.

12.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, the patent costs and acquired technologies would have

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

12.	Reconciliation of generally accepted accounting principles (continued):

been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the three months ended August 31, 2006 and 2005, research and development expense would have increased by $117,782 and $63,079, respectively. Under U.S. GAAP, the amortization expense to be added back for the three months ended August 31, 2006 and 2005 is $49,206 and $10,544, respectively.

(b)	Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the three months ended August 31, 2006 and August 31, 2005. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the three months ended August 31, 2006 and 2005 is nil and $1,007, respectively.

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

	Three months ended
	August 31,	August 31,
	2006	2005

Loss for the period, Canadian GAAP	$(3,245,680)	(3,871,619)
Adjustments for the following:
Intangible assets (a)	(117,782)	(63,079)
Amortization of intangible assets (a)	49,206	10,544
Amortization of scientific equipment (b)	–	1,007

Loss for the period, US GAAP	(3,314,256)	(3,923,147)

Basic and diluted loss per share	$(0.03)	$(0.06)

The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	August 31,	May 31,
	2006	2006

Capital stock and contributed surplus	99,743,733	99,542,138
Deficit	(68,608,494)	(65,294,238)

Medicure Inc.

Notes to Consolidated Financial Statements
Three months ended August 31, 2006
(Unaudited)

13.	Segmented information:

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets are located in Canada and Barbados and its operations are located primarily in Canada, the United States and Barbados. During the three month period ended August 31, 2006, 100% of product revenues were generated from sales of AGGRASTAT® in the United States, which is comprised of four customers.

Property and equipment and intangible assets are located in the following countries:

	August 31,	May 31,
	2006	2006

Canada	$180,826	$179,164
Barbados	24,243,961	2,793,340

14.	Comparative figures:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.

INVESTOR RELATIONS &PUBLIC INQUIRIES

Hogan Mullally
Manager of Investor & Public Relations
Toll Free: 1-888-435-2220(x237)
E-mail: hmullally@medicure.com

STOCK LISTINGS

Medicure's shares are listed for trading on the Toronto Stock Exchange (TSX), under the symbol MPH, and on the American Stock Exchange (Amex) under the symbol MCU

MEDICURE INC.

4 – 1200 Waverley Street
Winnipeg, Manitoba, Canada
R3T 0P4

Toll Free 1.888.435.2220
Tel. 204.487.7412
Fax 204.488.9823

E-mail: info@medicure.com
Website: www.medicure.com